UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 25, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

25 June 2026

Barclays PLC

Barclays US LLC annual stress test results

Barclays PLC notes the Federal Reserve Board's ("FRB") publication of the results from its annual bank stress tests on 24 June 2026. The projected capital ratios for Barclays US LLC (Barclays' US intermediate holding company) remained above the regulatory minimum required levels across all nine quarters of the test.

In addition, Barclays US LLC has published its own assessment of its results under the FRB's hypothetical supervisory severely adverse scenario, which can be found on the Barclays website at:

https://home.barclays/investor-relations/investor-news/fed-filings/

-ENDS-

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Veronica Navarro Espinosa
+44 207 116 2526	+1 646 318 7138

About Barclays
Our vision is to be the UK-centred leader in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website: home.barclays